OPERATING EXPENSES LIMITATION AGREEMENT

Between

NORTHERN LIGHTS FUND TRUST

and

CAPITAL GROUP, INC.

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 23rd day of March, 2006, by and between NORTHERN LIGHTS FUND TRUST, a Delaware business trust (the “Trust”), on behalf of the Biltmore Enhanced Index, Biltmore Contrarian Momentum and Biltmore Momentum/Dynamic ETF Funds (the “Funds”) each a series of the Trust and the Advisor of such Funds, Capital Group Inc., (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 23rd day of March, 2006 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of the Funds’ average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until at least August 31, 2007, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Funds listed in Appendix A. if the Investment Advisory Agreement for the Funds is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Funds.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST	CAPITAL GROUP, INC.
on behalf of Biltmore Enhanced Index Fund,
Biltmore Contrarian Momentum Fund and Biltmore Momentum/Dynamic ETF Fund

By: ___/s/ Michael J. Wagner_________	By: __/s/ Gilbert Greer_______________
Name: Michael J. Wagner	Name: Gilbert Greer
Title: President	Title: President

Appendix A

Funds	Operating Expense Limit*
	Class A	Class C
Biltmore Enhanced Index	1.70%	2.45%
Biltmore Contrarian Momentum	1.70%	2.45%
Biltmore Momentum/Dynamic ETF	1.70%	2.45%

* Totals reflect 12b-1, Shareholder Servicing fees, which are 0.25% for Class A and 1.00% for Class C of each Fund.  If said fees were not included, the operating expense limit would be 1.45% for each class.